Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

410-363-3000, Ext. 224

or

Don Hunt, Jeff Lambert

Lambert, Edwards & Associates, Inc.

616-233-0500

Universal Security Instruments Reports First-Quarter Results

OWINGS MILLS, Md. August 19, 2020 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced results for its fiscal quarter ended June 30, 2020.

The Company reported that sales declined approximately 32.3% to $2,940,768 for the quarter ended June 30, 2020, versus $4,343,291 for the comparable period of last year. The Company reported a net loss of $78,982, or $0.03 per basic and diluted share, compared to a net loss of $608,954, or $0.26 per basic and diluted share, for the same period last year.

“The Company’s sales were lower than the comparable quarter in the prior year due to the COVID-19 pandemic that has caused many of our customers to reduce their purchases since many had to close their operations for varying lengths of time. The Company reported a net loss of $78,892 which was substantially less than the loss of $608,954 for the comparable quarter last year. The main reasons for the decrease in operating loss were increased margins on sales, decreased tariffs, lower interest cost, and elimination of losses arising from our 50% interest in the Hong Kong Joint Venture that was sold effective March 31, 2020. The Company has received orders in the September quarter which we expect will increase our sales over the comparable September 2019 quarter, which had sales of $3,622,269, and we expect will improve our operating results. ” said Harvey Grossblatt - President and CEO.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer and distributor of safety and security devices. Founded in 1969, the Company has an over 50-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended June 30,
	2020	2019
Sales	$2,940,768	$4,343,291

Net loss:	(78,982)	(608,954)
Net loss per share – basic and diluted	(0.03)	(0.26)

Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2020	June 30, 2019
ASSETS
Cash	$278,234	$223,598

Accounts receivable and amount due from factor	1,849,881	2,493,998
Inventory	4,620,029	7,487,800
Prepaid expense	151,436	130,163

TOTAL CURRENT ASSETS	6,899,580	10,335,559

INVESTMENT IN HONG KONG JOINT VENTURE	-	7,923,355
PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS–NET	354,098	518,425
OTHER ASSETS	4,000	4,000
TOTAL ASSETS	$7,257,678	$18,781,339

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor	$777,685	$1,695,381
Note payable - bank	221,400	-
Short-term portion of operating lease liability	161,655	162,906
Accounts payable and accrued expenses	302,683	6,016,987
Accrued liabilities	214,440	506,945
TOTAL CURRENT LIABILITIES	1,677,863	8,382,219

NOTE PAYABLE – Eyston Company Ltd.	1,081,440	-
LONG TERM OPERATING LEASE LIABILITY	129,144	283,784
TOTAL LONG-TERM LIABILITIES	1,210,584	283,784

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at June 30, 2020 and 2019	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(8,539,739)	(3,255,820)
Accumulated other comprehensive income	-	462,186
TOTAL SHAREHOLDERS’ EQUITY	4,369,231	10,115,336
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,257,678	$18,781,339